UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 0-4604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2017 and 2016, and supplemental schedule as of December 31, 2017.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 19, 2018	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Principal Accounting Officer, Senior Vice President, Treasurer and Employee Benefits Committee Chairman

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Employer ID No: 31-0746871
Plan Number: 002
     Financial Statements as of and for the
Years Ended December 31, 2017 and 2016,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Cincinnati Financial Corporation Tax Qualified Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 19, 2018

We have served as the auditor of the Plan since 1996.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2017	2016
Assets:
Participant-directed investments (at fair value)	$558,083,502	$447,473,608
Notes receivable from participants	6,196,030	5,760,183
Accrued interest and dividends receivable	238,374	220,134
Accounts receivable – other	16,938	—
Net assets available for benefits	$564,534,844	$453,453,925

Accompanying notes are an integral part of these financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years ended December 31,
	2017	2016
Additions:
Participant contributions (including rollovers of $5,556,709
and $4,328,295 in 2017 and 2016, respectively)	$36,151,464	$30,817,858
Employer contributions	15,431,906	13,653,132
Total contributions	51,583,370	44,470,990

Net appreciation in fair value of investments	57,603,499	26,404,414
Interest and dividend income	26,158,206	13,300,131
Total investment income	83,761,705	39,704,545
Interest income on notes receivable from participants	257,085	223,638
Total additions	135,602,160	84,399,173

Deductions:
Benefits paid to participants and other	24,255,428	18,309,074
Administrative expenses	265,813	205,593
Total deductions	24,521,241	18,514,667

Increase in net assets	111,080,919	65,884,506
Net assets available for benefits:
Beginning of year	453,453,925	387,569,419
End of year	$564,534,844	$453,453,925

Accompanying notes are an integral part of these financial statements.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan open to substantially all employees of Cincinnati Financial Corporation (the Company) and its subsidiaries who meet the eligibility requirements outlined in the Plan document. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan uses Fidelity Management Trust Company (Fidelity) as trustee and Fidelity Workplace Services LLC as record keeper.

Contributions — Participants may contribute a percentage of their pretax annual cash compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants are eligible for a Company match up to the first 6 percent of eligible compensation on a per-pay-period basis; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the Company match. The Company match is invested according to the participants’ investment directions. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are initially enrolled in the Plan at a 6 percent contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 10 percent, for these automatically enrolled participants. Unless directed otherwise, automatic enrollment participants are enrolled in the Plan's designated default investment option, Target Date Funds, which aligns nearest to the participants retirement date, assumed at age 65. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

The Plan includes a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit-sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high-deductible group health plan is eligible for the discretionary profit-sharing contribution. The Company did not make a profit-sharing contribution during 2017 or 2016.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover). Rollovers from other qualified plans were $5,556,709 during 2017 and $4,328,295 during 2016.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer matching contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various registered investment companies and a money market fund. Participants also have the option to invest in a variety of securities through a self-directed brokerage account. The Cincinnati Financial Stock Fund (the Stock Fund) is an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company matching contribution and profit-sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit-sharing contribution attributed to them upon reaching age 65 or as defined in the plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1 percent. At December 31, 2017, interest rates on participant loans ranged from 4.25% to 6.75%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant. Delinquent participant loans are recorded as a deemed distribution based on terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock. Stock may be paid only for the portion of interest held in the Stock Fund.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit-sharing contributions. Forfeiture balances were $18,238 and $308,720 at December 31, 2017 and 2016, respectively. Forfeitures of $719,465 were used to reduce the Company's matching contribution during the year ended December 31, 2017. Forfeiture amounts are reinvested into the Fidelity Government Money Market Fund until used in a way permitted by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The Plan’s investment in the Stock Fund is valued based on exchange-traded observable quoted market prices. The Plan’s investments in registered investment companies, or mutual funds, are valued based on the net asset value (NAV) of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Self-directed brokerage accounts allow the participant to invest in a variety of securities such as individual equities, corporate bonds, and mutual funds along with other investments as outlined in the Plan document. The fair value of these securities are valued based on quoted market prices that would most likely be the exit position. Certain securities are prohibited from purchase in the self-directed brokerage accounts. Fees paid by the participant for investment management services were included as a reduction of the return earned on each fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid jointly by the Company and the participant.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2017 and 2016.

NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with accounting guidance for fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. The Plan's valuation techniques have not changed from those used at December 31, 2016. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities and funds.

•
Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Plan bases fair value for investments in common stock on quoted market prices. Registered investment companies are primarily valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Self-directed brokerage accounts are valued based on quoted market prices which would most likely be the exit position. The methods described above may produce a fair value measurement that may not be reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2017 and 2016. The Plan did not have any liabilities carried at fair value or any Level 2 or Level 3 assets at or during the years ended December 31, 2017 and 2016. The Plan’s policy is to recognize transfers between levels at the end of the reporting period. There were no transfers between levels during the years ended December 31, 2017 and 2016.

At December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$159,952,630	$—	$—	$159,952,630
Mid cap funds	67,805,312	—	—	67,805,312
Small cap funds	48,281,587	—	—	48,281,587
Balanced funds	132,920,491			132,920,491
International funds	46,470,143	—	—	46,470,143
Bond funds	39,125,750	—	—	39,125,750
Total registered investment companies	494,555,913	—	—	494,555,913
Cincinnati Financial Stock Fund	35,747,595	—	—	35,747,595
Fidelity Government Money Market Fund	14,422,688	—	—	14,422,688
Self-directed brokerage accounts	13,357,306	—	—	13,357,306
Total	$558,083,502	$—	$—	$558,083,502

At December 31, 2016
Registered investment companies:
Large cap funds	$126,158,958	$—	$—	$126,158,958
Mid cap funds	55,935,371	—	—	55,935,371
Small cap funds	38,369,138	—	—	38,369,138
Balanced funds	98,748,731			98,748,731
International funds	34,314,301	—	—	34,314,301
Bond funds	35,300,421	—	—	35,300,421
Total registered investment companies	388,826,920	—	—	388,826,920
Cincinnati Financial Stock Fund	34,742,426	—	—	34,742,426
Fidelity Money Market Trust Retirement Fund	13,879,016	—	—	13,879,016
Self-directed brokerage accounts	10,025,246	—	—	10,025,246
Total	$447,473,608	$—	$—	$447,473,608

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2017 and 2016, certain Plan investments were shares of mutual funds managed by Fidelity. Fidelity was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held 476,790 and 458,613 shares, respectively, of common stock of Cincinnati Financial Corporation, with a cost basis of $20,921,676 and $18,389,695, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $1,131,890 and $837,315, respectively. Cincinnati Financial Corporation is the sponsoring company and, therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, distributions and withdrawals will continue to be made in accordance with the Plan.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Company received an opinion letter from the Internal Revenue Service (IRS), dated December 28, 2017, which states the individually designed plan document satisfies the applicable provisions of the IRC. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. At December 31, 2017 and 2016, the Plan had no material uncertain tax positions.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years 2013 and earlier.

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
	Identity of Issuer	Description of Investment	Shares	Current Value***
*	Fidelity Government Money Market	Interest bearing cash	14,422,688	$14,422,688

*	Cincinnati Financial Corporation	Common stock	476,790	$35,744,910
	Stock Purchase Account			2,685
	Total Cincinnati Financial Stock Fund			$35,747,595

	Dodge & Cox Stock Fund	Registered investment company	240,182	$48,903,418
	T. Rowe Price Growth Stock	Registered investment company	788,885	49,423,631
	Dodge & Cox International Stock	Registered investment company	612,557	28,373,633
	Prudential Jennison Mid Cap Growth Z	Registered investment company	496,265	18,887,836
*	Fidelity Total Bond	Registered investment company	2,077,329	22,102,782
	Vanguard Mid Cap Index I	Registered investment company	465,423	19,696,695
*	Fidelity Spartan 500 Index	Registered investment company	252,889	23,632,479
	Artisan International Investor	Registered investment company	542,949	18,096,510
	T. Rowe Price New Horizons	Registered investment company	431,470	22,682,386
	AllianzGI NFJ Small Cap Value Institutional	Registered investment company	514,091	12,466,707
	Janus Enterprise N	Registered investment company	175,635	20,828,520
	Goldman Sachs Mid Cap Value Institutional	Registered investment company	236,202	8,392,261
*	Fidelity Contrafund K	Registered investment company	150,464	18,415,341
	Vanguard Small Cap Index I	Registered investment company	185,539	13,132,494
	Vanguard Total Bond Market Index I	Registered investment company	1,279,331	13,752,805
	T. Rowe Price Equity Income	Registered investment company	321,257	10,710,716
	FMI Large Cap	Registered investment company	412,421	8,867,045
	PIMCO Low Duration Institutional	Registered investment company	331,659	3,270,163
*	Fidelity Freedom Index 2005 W	Registered investment company	27,239	366,363
*	Fidelity Freedom Index 2010 W	Registered investment company	34,591	496,377
*	Fidelity Freedom Index 2015 W	Registered investment company	310,503	4,666,861
*	Fidelity Freedom Index 2020 W	Registered investment company	933,578	14,750,527
*	Fidelity Freedom Index 2025 W	Registered investment company	1,006,291	16,895,628
*	Fidelity Freedom Index 2030 W	Registered investment company	1,227,557	21,727,754
*	Fidelity Freedom Index 2035 W	Registered investment company	1,318,536	24,735,736
*	Fidelity Freedom Index 2040 W	Registered investment company	943,948	17,840,616
*	Fidelity Freedom Index 2045 W	Registered investment company	853,454	16,249,768
*	Fidelity Freedom Index 2050 W	Registered investment company	493,272	9,436,289
*	Fidelity Freedom Index 2055 W	Registered investment company	300,532	4,541,048
*	Fidelity Freedom Index 2060 W	Registered investment company	89,453	1,101,167
*	Fidelity Freedom Index Income W	Registered investment company	9,402	112,357
	Total registered investment company			$494,555,913

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
	Identity of Issuer	Description of Investment	Shares	Current Value***
	Self-directed brokerage account	Various		$13,357,306
	Total participant-directed investments			$558,083,502

*	Participant loans**			$6,196,030

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 6.75%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

	See Accompanying Report of Independent Registered Public Accounting Firm.